UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

voxeljet AG
(Name of Issuer)

American Depository Shares for Ordinary Shares
(Title of Class of Securities)

92912L206
(CUSIP Number)

Whitney Haring-Smith
c/o Anzu Ventures II LLC
12610 Race Track Road, Suite 250
Tampa, FL 33626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92912L206

1	NAMES OF REPORTING PERSONS
Anzu Ventures II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
828,943

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
828,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 92912L206

1	NAMES OF REPORTING PERSONS
Anzu Industrial Capital Partners III, GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
828,943

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
828,943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
828,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2024 (the “Original Schedule 13D”), is being filed on behalf of Anzu Ventures II LLC and Anzu Industrial Capital Partners III GP, LLC (the “Reporting Persons”), with respect to the ordinary shares (the “Ordinary Shares”) of voxeljet AG (the “Issuer”) in the form of American Depositary Shares (“ADS”), each representing one Ordinary Share. Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, in January 2023, the Issuer issued a senior unsecured promissory note to Anzu Ventures II LLC in a principal amount of USD 3.2 million (€ 3.0 million). On March 12, 2024, the Issuer and Anzu Ventures II LLC entered into an amended and restated senior secured promissory note in relation to such originally senior unsecured promissory note (as amended and restated, the “First Anzu Note”). The First Anzu Note matures on January 3, 2028, and includes interest payable monthly at a rate of 3% per annum. A one-time interest payment equal to the above principal amount of USD 3.2 million (€ 3.0 million) is required to be paid upon maturity or at time of prepayment.

On March 12, 2024, the Issuer issued a promissory note to Anzu Ventures II LLC (the “Second Anzu Note” and, together with the First Anzu Note, the “Anzu Notes”) in a principal amount of USD 5.5 million (€ 5.0 million), which will be made available in two tranches of USD 2.75 million (€ 2.5 million) each. The first tranche will be made available upon Anzu Ventures II LLC having received duly executed collateral documentation and the second tranche will be made available on July 15, 2024 (or such earlier date determined by either party). The Second Anzu Note matures on June 30, 2026 and includes interest payable monthly at a rate of USD 1,200 per diem. A one-time interest payment equal to the above principal amount of USD 5.5 million (€ 5.0 million) is required to be paid upon maturity or at time of prepayment.

The First Anzu Note includes a voluntary prepayment right for the Issuer, and both Anzu Notes include, in the case of fundamental changes including a change of control in the Issuer, a right by the Issuer to repay the Anzu Notes and a right by Anzu Ventures II LLC to require that the Issuer repurchase the Anzu Notes. The aforementioned rights are considered to be embedded derivatives that have to be bifurcated. The Anzu Notes include certain covenants and events of default and are secured by customary collateral.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2024
Anzu Ventures II LLC by its manager Anzu Industrial Capital Partners III GP, LLC, itself represented by one of its managers

	By:	/s/ Whitney Haring-Smith
	Name:	Whitney Haring-Smith
	Title:	Manager

Anzu Industrial Capital Partners III GP, LLC

	By:	/s/ Whitney Haring-Smith
	Name:	Whitney Haring-Smith
	Title:	Manager